Exhibit (a)(1)(B)

HELIX ENERGY SOLUTIONS GROUP, INC. NOTIFIES HOLDERS OF ITS

3.25% CONVERTIBLE SENIOR NOTES DUE 2032 OF THEIR

REPURCHASE OPTION

HOUSTON, February 14, 2018—Helix Energy Solutions Group, Inc. (NYSE:HLX) announced today that it is notifying holders of its outstanding 3.25% Convertible Senior Notes due 2032 (the “Notes”) that they have the option, pursuant to the terms of the indenture governing the Notes, to require Helix to purchase on March 15, 2018 (the “Repurchase Date”) all or a portion of such holders’ Notes (the “Repurchase Option”). The repurchase price is equal to 100% of the principal amount of such holders’ Notes plus accrued and unpaid interest thereon (including contingent interest, if any) up to, but not including, the Repurchase Date (the “Repurchase Price”). As March 15, 2018 is an interest payment date for the Notes, interest accrued up to the Repurchase Date will be paid to record holders as of the regular record date immediately preceding this interest payment date. Also, contingent interest with respect to the Notes will not accrue until March 20, 2018 at the earliest and then only in limited circumstances. Accordingly, Helix expects that there will be no accrued and unpaid interest or contingent interest due as part of the Repurchase Price. Payment of the Repurchase Price will be made on March 19, 2018. If all outstanding Notes are surrendered for repurchase, the aggregate cash repurchase price will be approximately $60,115,000. Helix intends to fund the Repurchase Price using cash on hand or the proceeds from one or more debt financings that we may enter into in the future on such terms as may then be available to us.

The Repurchase Option commences today and expires at 5:00 p.m., New York City time, on March 15, 2018. Holders may exercise the Repurchase Option by delivering a repurchase notice to The Bank of New York Mellon Trust Company, N.A., the paying agent, before 5:00 p.m., New York City time, on March 15, 2018. Holders may withdraw their election to exercise their Repurchase Option at any time prior to 5:00 p.m., New York City time, on March 15, 2018. In order to exercise the Repurchase Option, or withdraw Notes previously surrendered, a holder must follow the additional procedures set forth in the notice that is being sent to all registered holders of the Notes.

The Notes are convertible upon the occurrence of certain conditions into cash, a number of shares of common stock of Helix determined as specified in the Notes and related indenture, or a combination thereof. However, the Notes are not currently convertible because those conditions have not been satisfied.

Helix will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) today. Helix will make available to holders of the Notes, directly or through the Depository Trust Company, documents specifying the terms, conditions and procedures for surrendering and withdrawing Notes for repurchase (copies of which will be attached as exhibits to such Schedule TO). Note holders are encouraged to read these documents carefully before deciding whether to exercise their Repurchase Option. Holders of the Notes and other interested parties may obtain a free copy of these documents at the

SEC’s website, www.sec.gov, or from the trustee, which is The Bank of New York Mellon Trust Company, N.A.

The address for The Bank of New York Mellon Trust Company, N.A. is:

By First Class, Registered or Certified Mail	By Express or Overnight Delivery	By Hand or In Person
The Bank of New York Mellon Trust Company, N.A. Global Corporate Trust P.O. Box 396 East Syracuse, New York 13057	The Bank of New York Mellon Trust Company, N.A. Global Corporate Trust 111 Sanders Creek Parkway East Syracuse, New York 13057	The Bank of New York Mellon Trust Company, N.A. Global Corporate Trust Corporate Trust Window 101 Barclay Street, 1st Floor East New York, New York 10286

Press Release for Informational Purposes Only

This press release is for informational purposes only and does not constitute an offer to purchase, or solicitation of an offer to sell, any Notes. None of Helix, its board of directors, or its employees makes any recommendation to any holder as to whether to exercise or refrain from exercising the Repurchase Option, and no one has been authorized by any of them to make such a recommendation.

About Helix

Helix Energy Solutions Group, Inc., headquartered in Houston, Texas, is an international offshore energy services company that provides specialty services to the offshore energy industry, with a focus on well intervention and robotics operations.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks, uncertainties and assumptions that could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, any statements regarding our strategy, any statements regarding visibility and future utilization; any projections of financial items; any statements regarding future operations expenditures; any statements regarding the plans, strategies and objectives of management for future operations; any statements regarding our ability to enter into and/or perform commercial contracts; any statements concerning developments; any statements regarding future economic conditions or performance; any statements regarding the timing, expiration and consummation of the Repurchase Option, interest payments, the Schedule TO filing, document availability and the availability of any financing arrangements and the use of proceeds therefrom; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that could cause results to differ materially from those in the forward-looking statements, including but not limited to the results and timing of the Repurchase Option; market conditions; the performance of contracts by suppliers, customers and partners; actions by governmental and regulatory authorities; operating hazards and delays, which includes delays in delivery, chartering or customer acceptance of assets or terms of their acceptance; our ultimate ability to realize current backlog; employee management issues; complexities of global political and economic developments; geologic risks; volatility of oil and gas prices and other risks described from time to time in our reports filed with the SEC, including Helix’s most recently filed Annual Report on Form 10-K and in Helix’s other filings with the SEC, which are available free of charge on the SEC’s website at www.sec.gov. We assume no obligation and do not intend to update these forward-looking statements except as required by the securities laws.

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